UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Form U-13-60

                                 Amendment No. 1

                                  ANNUAL REPORT

                                 For the Period

              Beginning April 1, 2000 and Ending December 31, 2000



                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                              SCANA Services, Inc.
-------------------------------------------------------------------------------
                        (Exact Name of Reporting Company)


                          A Subsidiary Service Company



                    Date of Incorporation: December 15, 1999

 State or Sovereign Power under which Incorporated or Organized: South Carolina

          Location of Principal Executive Offices of Reporting Company:

                                1426 Main Street
                         Columbia, South Carolina 29201

                       Name, title and address of officer
                     to whom correspondence concerning this
                           report should be addressed:

                                 Mark R. Cannon
                                   Controller
                                1426 Main Street
                               Columbia, SC 29201

 Name of Principal Holding Company Whose Subsidiaries are served by Reporting
 Company:

                                SCANA Corporation

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date of Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

          Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

          Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

-------------------------------------------------------------------------------
LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT
                                                                         Page
                                                                         Number
------------------------------------------------------------           --------
                                                     ----------------
                                                      Schedule or Account
Description of Schedules and Accounts                        Number
--------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                                Schedule I         6
SERVICE COMPANY PROPERTY                                 Schedule II        8
ACCUMULATED PROVISION FOR DEPRECIATION
   AND AMORTIZATION OF SERVICE COMPANY PROPERTY          Schedule III      10
INVESTMENTS                                              Schedule IV       11
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES             Schedule V        12
FUEL STOCK EXPENSES UNDISTRIBUTED                        Schedule VI       13
STORES EXPENSE UNDISTRIBUTED                             Schedule VII      14
MISCELLANEOUS CURRENT AND ACCRUED ASSETS                 Schedule VIII     15
MISCELLANEOUS DEFERRED DEBITS                            Schedule IX       16
RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES      Schedule X        17
PROPRIETARY CAPITAL                                      Schedule XI       18
LONG-TERM DEBT                                           Schedule XII      19
CURRENT AND ACCRUED LIABILITIES                          Schedule XIII     20
NOTES TO FINANCIAL STATEMENTS                            Schedule XIV      21

COMPARATIVE INCOME STATEMENT                             Schedule XV       22
 ANALYSIS OF BILLING -ASSOCIATE COMPANIES                Account 457       24
 ANALYSIS OF BILLING - NONASSOCIATE COMPANIES            Account 458       25
 ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
    NONASSOCIATE COMPANIES                               Schedule XVI      26
 SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION   Schedule XVII     28
 DEPARTMENTAL ANALYSIS OF SALARIES                       Account 920       32
 OUTSIDE SERVICES EMPLOYED                               Account 923       33
 EMPLOYEE PENSIONS AND BENEFITS                          Account 926       35
 GENERAL ADVERTISING EXPENSES                            Account 930.1     36
 MISCELLANEOUS GENERAL EXPENSES                          Account 930.2     37
 RENTS                                                   Account 931       38
 TAXES OTHER THAN INCOME TAXES                           Account 408       39
 DONATIONS                                               Account 426.1     40
 OTHER DEDUCTIONS                                        Account 426.5     42
 NOTES TO STATEMENT OF INCOME                            Schedule XVIII    43
-------------------------------------------------------- -----------------------

------------------------------------------------------------------- ------------
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                        -----------
                                                                       Page
                                                                      Number
------------------------------------------------------------------- ------------

Description of Reports or Statements
-------------------------------------------------------------------

  ORGANIZATION CHART                                                    44


  METHODS OF ALLOCATION                                                 44


  ANNUAL STATEMENT OF COMPENSATION FOR USE
     OF CAPITAL BILLED                                                  55





















--------------------------------------------------------------------------------




                                                 ANNUAL REPORT OF SCANA Services, Inc.

------------------------------------------------------------------------------------------------------------------------
                                        SCHEDULE I - COMPARATIVE BALANCE SHEET
                   Give balance sheet of the Company as of December 31 of the current and prior year

---------------- ---------------------------------------------------------------------------- --------------------------
ACCOUNT          ASSETS AND OTHER DEBITS (Dollars in Thousands)                               AS OF DECEMBER 31
---------------- ---------------------------------------------------------------------------- --------------------------
                                                                                              CURRENT       PRIOR
                                                                                              ------------- ------------
                 SERVICE COMPANY PROPERTY
101              Service company property                                (Schedule II)          $14,729         $-
107              Construction work in progress                           (Schedule II)            19,005          -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                           Total Property                                                         33,734          -
---------------- ------------------------------------------------------- -------------------- ------------- ------------

108              Less accumulated provision for depreciation
                   and amortization of service company property          (Schedule III)            3,659          -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                           Net Service Company Property                                           30,075          -
---------------- ------------------------------------------------------- -------------------- ------------- ------------

                 INVESTMENTS
123              Investments in associate companies                      (Schedule IV)               -            -
124              Other investments                                       (Schedule IV)               -            -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                          Total Investments                                                          -            -
---------------- ------------------------------------------------------- -------------------- ------------- ------------

                 CURRENT AND ACCRUED ASSETS
131              Cash                                                                              8,694          -
134              Special deposits                                                                    -            -
135              Working funds                                                                       133          -
136              Temporary cash investments                              (Schedule IV)               -            -
141              Notes receivable                                                                    -            -
143              Accounts receivable                                                                 520          -
144              Accumulated provision for uncollectible accounts                                    -            -
146              Accounts receivable from associate companies            (Schedule V)              3,934          -
152              Fuel stock expenses undistributed                       (Schedule VI)              -             -
154              Materials and supplies                                                               76          -
163              Stores expense undistributed                            (Schedule VII)              -            -
165              Prepayments                                                                      1,705           -
174              Miscellaneous current and accrued assets                (Schedule VIII)                          -
                                                                                              -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                            Total Current and Accrued Assets                                     15,062           -
---------------- ------------------------------------------------------- -------------------- ------------- ------------

                 DEFERRED DEBITS
181              Unamortized debt expense                                                            -            -
184              Clearing accounts                                                                 1,665          -
186              Miscellaneous deferred debits                           (Schedule IX)             3,694          -
188              Research, development or demonstration expenditures     (Schedule X)                -            -
190              Accumulated deferred income taxes                                                   -            -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                            Total Deferred Debits                                                  5,359          -
---------------- ------------------------------------------------------- -------------------- ------------- ------------
                           TOTAL ASSETS AND OTHER DEBITS                                        $50,496         $-
================ ======================================================= ==================== ============= ============




                                                 ANNUAL REPORT OF SCANA Services, Inc.

----------------------------------------------------------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                        Give balance sheet of the Company as of December 31 of the current and prior year

----------------- ------------------------------------------------------------------------------------ ---------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL (Dollars in Thousands)                           AS OF DECEMBER 31
----------------- ------------------------------------------------------------------------------------ ---------------------------
                                                                                                       CURRENT        PRIOR
                                                                                                       -------------- ------------
                  PROPRIETARY CAPITAL
201               Common stock issued                                              (Schedule XI)          $               $-
                                                                                                       1
211               Miscellaneous paid-in-capital                                    (Schedule XI)           35,950          -
215               Appropriated retained earnings                                   (Schedule XI)              -            -
216               Unappropriated retained earnings                                 (Schedule XI)              -            -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                            Total Proprietary Capital                                                       35,951         -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------

                  LONG-TERM DEBT
223               Advances from associate companies                                (Schedule XII)              -           -
224               Other long-term debt                                             (Schedule XII)            1,239         -
225               Unamortized premium on long-term debt                                                        -           -
226               Unamortized discount on long-term debt-debit                                                 -           -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                            Total Long-term Debt                                                             1,239         -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------

                  CURRENT AND ACCRUED LIABILITIES
228               Accrued provision injuries and damages                                                         16        -
231               Notes payable                                                                               -            -
232               Accounts payable                                                                           7,749         -
233               Notes payable to associate companies                             (Schedule XIII)            -            -
234               Accounts payable to associate companies                          (Schedule XIII)            -            -
236               Taxes accrued                                                                                (83)        -
237               Interest accrued                                                                            -            -
238               Dividends declared                                                                          -            -
241               Tax collections payable                                                                        99        -
242               Miscellaneous current and accrued liabilities                    (Schedule XIII)           1,812         -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                           Total Current and Accrued Liabilities                                             9,593         -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------

                  DEFERRED CREDITS
253               Other deferred credits                                                                     3,547         -
255               Accumulated deferred investment tax credits                                                 -            -
----------------- ---------------------------------------------------------------- ------------------- -------------- ------------
                             Total Deferred Credits                                                          3,547         -
----------------- ---------------------------------------------------------------- ------------------- --------------
                                                                                                                      ------------

282               ACCUMULATED DEFERRED INCOME TAXES                                                            166         -

                                                                                   ------------------- -------------- ------------
----------------- ----------------------------------------------------------------
                  TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                               $50,496         $-
================= ================================================================ =================== ============== ============





                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------
                                                   SCHEDULE II - SERVICE COMPANY PROPERTY

--------------------------------------------------- ------------ ---------------- ----------------- -------------- ----------------
                                                       BALANCE AT                                                    BALANCE AT
                                                       BEGINNING                        RETIREMENT         OTHER      CLOSE OF
                DESCRIPTION (Dollars in Thousands)      OF YEAR         ADDITIONS        OR SALES       CHANGES(1)      YEAR
--------- ----------------------------------------------------------- -------------- ----------------- ----------------------------

          SERVICE COMPANY
               PROPERTY

Account

301       ORGANIZATION                                            $-             $-            $-             $-            $-

303       MISCELLANEOUS INTANGIBLE PLANT                           -          4,826             -          1,071         5,897

304       LAND AND LAND RIGHTS                                     -              -             -              -             -

305       STRUCTURES AND IMPROVEMENTS                              -              -             -            146           146

306       LEASEHOLD IMPROVEMENTS                                   -          2,451             -              -         2,451

307       EQUIPMENT (2)                                            -            509             -          1,678         2,187

308       OFFICE FURNITURE AND EQUIPMENT                           -            538             -            294           832

309       AUTOMOBILES, OTHER VEHICLES
          AND RELATED GARAGE EQUIPMENT                             -              -             -             92            92

310       AIRCRAFT AND AIRPORT EQUIPMENT                           -              -             -          1,810         1,810

311       OTHER SERVICE COMPANY PROPERTY (3)                       -          1,280             8             42         1,314
--------- ----------------------------------------------------------- -------------- ------------- -------------- -------------

                    SUB-TOTAL                                      -          9,604             8          5,133        14,729
--------- ----------------------------------------------------------- -------------- ------------- -------------- -------------

107       CONSTRUCTION WORK IN PROGRESS (4)                        -         19,005             -              -        19,005
--------- ----------------------------------------------------------- -------------- ------------- -------------- -------------

                     TOTAL                                        $-        $28,609            $8         $5,133       $33,734

--------- ----------------------------------------------------------- -------------- ------------- -------------- -------------
-------------------------------------------------------------------------------------------------------------------------------
(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Transfers of assets from other system companies upon the formation of the service company


-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------




                                                        SCHEDULE II - CONTINUED


---------------------------------------------------------------------------------------------------------
(2)SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE
COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE
YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:


---------------------------------------------------------------------------------------------------------
                                                                                               BALANCE
                                                                                               AT CLOSE
             SUBACCOUNT DESCRIPTION (Dollars in Thousands)                ADDITIONS            OF YEAR
------------------------------------------------------------------------- -------------------- --------------

EDP Equipment                                                                            $508         $2,114
Office Data Handling Equipment                                                              1             73












                                                                          -------------------- --------------
                                                                   TOTAL                 $509         $2,187
------------------------------------------------------------------------- --------------------
                                                                                               --------------

(3)DESCRIBE OTHER SERVICE COMPANY PROPERTY:

     Capitalized computer leases






------------------------------------------------------------------------- -------------------- --------------
(4)DESCRIBE CONSTRUCTION WORK IN PROGRESS:

     Data processing systems







------------------------------------------------------------------------- -------------------- --------------



                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 SCHEDULE III
                             ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ------------ -------------- ---------------- ----------- ---------------------------
                                                    BALANCE AT      ADDITIONS                                        BALANCE AT
                                                                 ---------------- ---------------------------------
                                                     BEGINNING     CHARGED TO                     OTHER CHANGES       CLOSE OF
              DESCRIPTION (Dollars in Thousands)      OF YEAR      ACCOUNT 403      RETIREMENTS  ADD (DEDUCT)(1)        YEAR
--------- ----------------------------------------------------------------------- --------------------------------- --------------

Account

301       ORGANIZATION                                  $-                  $-           $-                  $-             $-
303       MISCELLANEOUS INTANGIBLE PLANT                  -               559             -                473          1,032
304       LAND AND LAND RIGHTS                            -                  -            -                    -             -
305       STRUCTURES AND IMPROVEMENTS                     -                42             -                  23             65
306       LEASEHOLD IMPROVEMENTS                          -                  -            -                    -              -
307       EQUIPMENT                                       -               558             7              1,576          2,127
308       OFFICE FURNITURE AND FIXTURES                   -               138             -                 86            224
309       AUTOMOBILES, OTHER VEHICLES
          AND RELATED GARAGE EQUIPMENT                    -                  7            -                  43             50
310       AIRCRAFT AND AIRPORT EQUIPMENT                  -               106             -                  54            160
311       OTHER SERVICE COMPANY PROPERTY                  -                  -            -                   1               1
--------- ----------------------------------------------------------------------- --------------------------------- --------------
                                                        $-            $1,410             $7            $2,256          $3,659
--------- ----------------------------------------------------------------------- --------------------------------- --------------
----------------------------------------------------------------------------------------------------------------------------------
(1)PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

     The other changes reflect transfers of asset balances from other system companies upon the formation of the service company.

     NOTE:Depreciation expense is charged to clearing accounts and other expense accounts, as appropriate per the Federal Energy Regulatory
          Commission Uniform System of Accounts, instead of account 403.


-----------------------------------------------------------------------------------------------------------------------------------



                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS



     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
     INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124, "Other Investments", state each investment separately, with description, including, the the name of issuing company, number of shares or principal amount, etc.

UnderAccount  136,   "Temporary   Cash   Investments",   list  each   investment
     separately.

--------------------------------------------------------------------------
                                            BALANCE AT      BALANCE
                                             BEGINNING      AT CLOSE
DESCRIPTION (Dollars in Thousands)            OF YEAR       OF YEAR
---------------------------------------- ------------------ --------------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES   $ -              $ -









ACCOUNT 124 - OTHER INVESTMENTS                     -                -












ACCOUNT 136 - TEMPORARY CASH INVESTMENTS            -                -









                                          ------------------ --------------
                                     TOTAL         $-               $-
---------------------------------------- ------------------
                                                            --------------



                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES



     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
     INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from  each  associate  company.  Where the  service  company  has  provided accommodation or convenience payments for associate  companies,  a separate listing of total payments for each associate  company by subaccount  should be provided.

-------------------------------------------------------------------------------------------------------------
                                                                               BALANCE AT      BALANCE
                                                                                BEGINNING      AT CLOSE
DESCRIPTION (Dollars in Thousands)                                              OF YEAR       OF YEAR
-------------------------------------------- ------------------------------- ------------------ --------------


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

          ServiceCare, Inc.                                                        $-              $    421
          SCANA Propane Gas, Inc.                                                    -                  5
          SCANA Energy Marketing, Inc.                                               -             1,430
          Primesouth Inc.                                                            -                289
          SCANA Development Corporation                                              -                   3
          South Carolina Pipeline Corporation                                        -                273
          SCANA Communications, Inc.                                                 -                174
          SCANA Resources, Inc.                                                      -                   7
          Public Service Company of North Carolina, Incorporated                     -              1,332
                                                                            ------------------ --------------
                                                                     TOTAL         $-             $3,934
--------------------------------------------------------------------------- ------------------ --------------
                                                                                               TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                                             PAYMENTS
                                                                                               --------------

SCANA Energy Marketing, Inc.                                                                      $1,792
South Carolina Pipeline Corporation                                                                      2
Public Service Company of North Carolina, Incorporated                                                 66





                                                                                               --------------
                                                                               TOTAL PAYMENTS     $1,860
---------------------------------------------------------------------------------------------- --------------


                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED



     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
     INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


--------------------------------------------------------------------------------
  DESCRIPTION (Dollars in Thousands)            LABOR      EXPENSES      TOTAL
----------------------------------------- --------------- --------------- ------

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED  $-          $-           $-
























                               --------------- --------------- ---------------
                        TOTAL        $-              $-              $-
------------------------------ --------------- ---------------
                                                               ---------------

SUMMARY:





----------------------------------------------------------------------- --------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED



     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
     INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

--------------------------------------------------------------------------------
 DESCRIPTION (Dollars in Thousands)       LABOR          EXPENSES         TOTAL
----------------------------------------------------------------------- --------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED   $-              $-              $-
























                                 --------------- --------------- ---------------
                          TOTAL        $-              $-              $-
-------------------------------- --------------- --------------- ---------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS



     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
     INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                                   BALANCE AT       BALANCE
                                                    BEGINNING       AT CLOSE
   DESCRIPTION (Dollars In Thousands)                OF YEAR        OF YEAR
---------------------------------------------- -------------------- ------------

ACCOUNT 174 -      MISCELLANEOUS CURRENT AND
                    ACCRUED ASSETS                    $-                $-

































                                             -------------------- --------------
                                      TOTAL          $-                $-
-------------------------------------------- -------------------- --------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS



     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
     INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------
                                              BALANCE AT       BALANCE
                                               BEGINNING       AT CLOSE
 DESCRIPTION (Dollars in Thousands)             OF YEAR        OF YEAR
----------------------------------------- -------------------- --------------

ACCOUNT 186 -      MISCELLANEOUS DEFERRED DEBITS

  Other work in progress                          $-              $1,467
  Prepaid software                                 -                 443
  Unbilled clearing                                -               1,780
  Other (2 items)                                  -                   4











                                             -------------------- --------------
                                      TOTAL          $-              $3,694
-------------------------------------------- -------------------- --------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------
     INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

---------------------------------------------------------------------------


     DESCRIPTION (Dollars in Thousands)                                 AMOUNT
----------------------------------------------------------- ---------------

ACCOUNT 188 -  RESEARCH, DEVELOPMENT, OR  DEMONSTRATION EXPENDITURES     $-


















                                                          ---------------
                                                            TOTAL        $-
--------------------------------------------------------- ---------------


                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
                                                  SCHEDULE XI - PROPRIETARY CAPITAL
------------------------------------------------------------------------------------------------------------------------------------
                                                            NUMBER OF           PAR OR STATED                 OUTSTANDING
ACCOUNT                                                      SHARES                 VALUE                   CLOSE OF PERIOD
                                                                                                   ---------------------------------
NUMBER                            CLASS OF STOCK           AUTHORIZED             PER SHARE         NO. OF SHARES     TOTAL AMOUNT
----------------------------------------------------- ---------------------- --------------------- ---------------- ----------------
201                       COMMON STOCK ISSUED                 1,000                 No Par              1,000            $1,000
----------------------------------------------------- ---------------------- --------------------- ---------------- ----------------
INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
------------------------------------------------------------------------------------------------------------------------------------
                                                  DESCRIPTION (Dollars in                                          AMOUNT
                                Thousands)
---------------------------------------------------------------------------- --------------------- ---------------- ----------------


ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
                       Initial capitalization of company                                                              $5,465
                       Supplemental capital contributions                                                             30,485

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                                              $-



                                                                                                                    ----------------
                                                                                                        TOTAL               $35,950
------------------------------ ---------------------- ---------------------- --------------------- ---------------- ----------------
 INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
Instructions of the
                                  Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage,
                                  amount of dividend, date declared and date paid.
------------------------------------ ----------------------- ------------------------ ----------------------- ----------------------
                                           BALANCE AT              NET INCOME                                       BALANCE AT
                                           BEGINNING                   OR                   DIVIDENDS                  CLOSE
            DESCRIPTION                     OF YEAR                  (LOSS)                    PAID                   OF YEAR
------------------------------------ ----------------------- ------------------------ ----------------------- ----------------------

ACCOUNT 216 --
UNAPPROPRIATED
RETAINED EARNINGS







                                     ----------------------- ------------------------ ----------------------- ----------------------
               TOTAL                           $-                      $-                       $-                      $-
------------------------------------ ----------------------- ------------------------ ----------------------- ----------------------



                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                                                            For the Year Ended December 31,
         2000

------------------------------------------------------------------------------------------------------------------------------------
                                                                           SCHEDULE XII - LONG-TERM DEBT
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS:                   Advances from associate companies should be
                                reported separately for advances on notes, and
                                advances on open account. Names of associate
                                companies from which advances were received
                                shall be shown under the class and series of
                                obligation column. For Account 224 - Other
                                long-term debt provide the
name of the
                                creditor company or organization, terms of the
obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                                                               (Dollars in Thousands)
----------------------- -------------------- ---------------------------------------------------------------------------------------
                             TERMS OF OBLIG                                         BALANCE AT                            BALANCE
       NAME OF               CLASS & SERIES     DATE OF      INTEREST    AMOUNT     BEGINNING                           AT CLOSE OF
       CREDITOR               OF OBLIGATION     MATURITY       RATE    AUTHORIZED    OF YEAR    ADDITIONS  DUCTIONS (1)     YEAR
                        -------------------- ---------------------------------------------------------------------------
-----------------------                                                                                                 ------------

ACCOUNT 223- ADVANCES FROM
  ASSOCIATE COMPANIES:




ACCOUNT 224 - OTHER LONG-
  TERM DEBT:

O/E Systems, Inc.       master lease of      from 6 to    ranging          -            $-        $1,401      $162         $1,239
                          computer equipment   36 months    from 2.7%
                                                            to 3.1%







                                             ---------------------------------------- ----------------------- -----------
                                TOTAL                                                     $-      $1,401      $162         $1,239
----------------------- -------------------- ---------------------------------------- ----------------------- -----------
(1) GIVE AN EXPLANATION OF DEDUCTIONS:
 Principal payments on capitalized lease.

------------------------------------------------------------------------------------------------------------------------------------




                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000


--------------------------------------------------------------------------------------------------------------

                               SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
           INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company.  Give description
                                            and amount of miscellaneous current and accrued liabilities.
Items less than $10,000 may be
                                            grouped, showing the number of items in each group.

--------------------------------------------------------------------------------------------------------------
                                                                               BALANCE AT      BALANCE
                                                                                BEGINNING      AT CLOSE
                                 DESCRIPTION (Dollars in Thousands)              OF YEAR       OF YEAR
--------------------------------------------------------------------------- ------------------ ---------------

ACCOUNT 233 -    NOTES PAYABLE TO ASSOCIATE COMPANIES








                                                                            ------------------ ---------------
                                                                     TOTAL         $-                $-
--------------------------------------------------------------------------- ------------------ ---------------


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES









                                                                            ------------------ ---------------
                                                                     TOTAL         $-                $-
--------------------------------------------------------------------------- ------------------ ---------------


ACCOUNT 242 - MISCELLANEOUS CURRENT AND
                              ACCRUED LIABILITIES

     Accrued payroll                                                               $-              $1,812




                                                                            ------------------ ---------------
                                                                     TOTAL         $-              $1,812
--------------------------------------------------------------------------- ------------------ ---------------



                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS


     ---------------------------------------------------------------------------
     INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

1. SCANA Services, Inc. was established to provide certain administrative and service functions for the SCANA system companies. Initial capitalization was provided by SCANA Corporation through the purchase of SCANA Services, Inc.'s common stock and the transfers of certain assets from SCANA system companies to SCANA Services, Inc.

2. The financial statements are presented using the accrual method of accounting.

3. Provisions for depreciation and amortization are recorded using the straight- line method and are based on the estimated service lives of the various classes of property.

4. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.






--------------------------------------------------------------------------- ----



                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------------------------

                                                 SCHEDULE XV
                                             STATEMENT OF INCOME

----------------------------------------------- ----------------------------------- ---------------
ACCOUNT  DESCRIPTION (Dollars in Thousands)                           CURRENT YEAR    PRIOR YEAR
----------------------------------------------- ------------------------------------ ---------------

           INCOME

415        Revenue from merchandise                                           $7              $-
417.0      Other nonutility revenue                                       2,976                -
418.0      Non operating rent                                                 88               -
419.0      Interest & dividends                                              181               -
419.1      AFUDC                                                              65               -
421        Miscellaneous income or loss                                   1,375                -
453        Sales of water                                                      (1)             -
454        Rent from electric property                                       187              -
456        Other electric revenue                                             493             -
457        Services rendered to associate companies                     162,956               -
493        Rent from gas property                                                9            -
                                                                   -------------------- ---------------
                                                      Total Income      168,336               -
                                                                   -------------------- ---------------
           EXPENSE

901        Supervision customer accounting                                   1,881              $-
902        Meter reading                                                     3,025               -
903        Customer records and collections                                 22,071               -
905        Miscellaneous customer accounts                                      901              -
907        Supervision customer service                                        175               -
908        Customer assistance                                               1,580               -
909        Informational and instructional advertising                           11              -
910        Miscellaneous customer service                                       455              -
911        Supervision sales activities                                         536              -
912        Demonstrating and selling                                         3,794               -
913        Advertising                                                           84              -
916        Miscellaneous sales                                                 624               -
920        Salaries and wages *                                            35,353                -
921        Office supplies and expenses                                    37,120                -
923        Outside services employed                                       16,136                -
924        Property insurance                                                      1             -
925        Injuries and damages                                              2,670               -
926        Employee pensions and benefits                                   13,352               -
928        Regulatory commission expense                                        533              -
929        Duplicate charges-credit                                               (8)            -
930.1      General advertising expenses                                       1,326              -
930.2      Miscellaneous general expenses                                     3,561              -
931        Rents                                                              3,075              -
932        Maintenance of structures and equipment                              418              -
935        Maintenance of general plant                                      2,205               -
408        Taxes other than income taxes                                      4,596              -
409        Income taxes                                                          (85)            -
410        Provision for deferred income taxes                                    85             -
416        Expense from merchandise                                           2,367               -
417.1      Other nonutility expenses                                          2,635              -
426.1      Donations                                                          1,404              -
426.2      Life insurance                                                     (1,671)            -
426.4      Civic, politic and related accounts                                 1,028             -
426.5      Other deductions                                                   2,780              -
431        Other interest expense                                            530                 -
432        AFUDC                                                            (345)                -
500        Operation supervision and engineering steam                          5                -
501        Fuel handling expense                                               89                -
506        Operation misc steam                                              507                 -
510        Maint supervision and engineering                                   40                -
517        Operation supervision and engineering nuclear                     132                 -
519        Operation coolants and water                                        23                -
520        Operation steam expenses nuclear                                    57                -
524        Operation misc nuclear                                            964                 -
528        Maint supervision and engineering                                    3                -
532        Maint misc nuclear                                                230                 -
537        Operation expenses hydro                                           77                 -
539        Operation misc hydraulic pwr gen                                   54                 -
544        Maint electric plant hydro                                           1                -
546        Operation supervision and engineering                               3                 -
549        Operation misc other power generation                              21                 -
556        System control and load                                            99                 -
560        Operation supervision and engineering                              47                 -
561        Operation load dispatching transmission                            69                 -
562        Operation station expenses transmission                            32                 -
563        Operation OH line expenses transmission                             1                 -
566        Operation misc transmission                                       (64)                -
568        Maint supervision and engineering                                  11                 -
569        Maint structures transmission                                      19                 -
570        Maint station equipment transmission                               59                 -
571        Maint overhead lines transmission                                   1                 -
573        Maint misc transmission                                            49                 -
580        Distribution operation supervision and engineering                (11)                -
581        Distribution operation load dispatch                                2                 -
582        Distribution operation station expenses                            43                 -
583        Distribution operation remove and reset                             2                 -
585        Distribution operation street light and sign                       29                 -
586        Distribution operation meter expenses                            395                  -
588        Distribution operation misc distribution                         449                  -
592        Distribution maint of station equipment                            12                 -
593        Distribution maint of OH Lines                                     90                 -
594        Distribution maint underground lines                               29                 -
596        Distribution maint street light and signal                         10                 -
598        Distribution maint misc distribution plant                          2                 -
717        Operation liquid petroleum gas                                      1                 -
735        Environmental amortization and misc                                96                 -
874        Mains and services natural gas distribution                        47                 -
878        Meter and house regulator                                        152                  -
879        Customer installation                                               4                 -
880        Other expenses natural gas                                       208                  -
350        Superintendence operations                                         24                 -
351        Superintendence maint                                               5                 -
370        Administrative and general                                         15                 -
                                                                    --------------------- ---------------
                                                     Total Expense          168,336              -
                                                                    --------------------- ---------------

                                                                    --------------------- ---------------
                                                   Net Income or (Loss)            $-                $-
--------------- -------------------------------------------------------- ---------------------
                                                                                               ---------------

*Salary and wage amounts are charged to Account 920 and other expense accounts, as appropriate per the Federal Energy Regulatory Commission Uniform System of
Accounts.

--------------- -------------------------------------------------------- --------------------- ---------------



                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000


--------------------------------------------------------------------------------------------------------------

                                             ANALYSIS OF BILLING
                                             ASSOCIATE COMPANIES
                                                 ACCOUNT 457

--------------------------------------------------------------------------------------------------------------
                                               DIRECT        INDIRECT        COMPENSATION          TOTAL
                                                COSTS          COSTS            FOR USE            AMOUNT
NAME OF ASSOCIATE COMPANY                      CHARGED        CHARGED         OF CAPITAL           BILLED
                                            -------------- -------------- --------------------
(Dollars in Thousands)                          457-1          457-2             457-3
------------------------------------------- -------------- -------------- -------------------- ---------------

South Carolina Electric & Gas Company             $54,971        $57,902          $-                 $112,873
South Carolina Fuel Company, Inc.                     100              -            -                     100
South Carolina Pipeline Corporation                 3,067          1,327            -                   4,394
Public Service Company of North Carolina,
    Incorporated                                   21,122          4,224            -                  25,346
SCANA Communications, Inc.                          1,038            138            -                   1,176
SCANA Energy Marketing, Inc.                       13,832          1,305            -                  15,137
ServiceCare, Inc.                                   1,558            157            -                   1,715
SCANA Resources, Inc.                                 324              -            -                     324
SCANA Development Corporation                          48              -            -                      48
SCANA Petroleum Resources, Inc.                        10              -            -                      10
SCANA Propane Services, Inc.                            1              -            -                       1
SCANA Propane Gas, Inc.                                 6              -            -                       6
South Carolina Generating Company, Inc.               504            702            -                   1,206
Primesouth Inc.                                       197            423            -                     620
















                                            -------------- -------------- -------------------- ---------------
                                     TOTAL       $ 96,778        $66,178          $-                 $162,956
------------------------------------------- -------------- -------------- -------------------- ---------------





                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000

------------------------------------------------------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458

------------------------------------------------------------------------------------------------------------------------------
NAME OF                           DIRECT         INDIRECT         COMPENSATION                       EXCESS         TOTAL
NONASSOCIATE                       COST            COST             FOR USE            TOTAL           OR           AMOUNT
COMPANY                           CHARGED         CHARGED          OF CAPITAL          COST        DEFICIENCY       BILLED
                              ---------------- -------------- ---------------------              ---------------
                                   458-1           458-2             458-3                           458-4
----------------------------- ---------------- -------------- --------------------- ------------ --------------- -------------















                              ---------------- -------------- --------------------- ------------ --------------- -------------
                       TOTAL        $-              $-                 $-               $-             $-             $-
----------------------------- ---------------- -------------- --------------------- ------------ --------------- -------------
INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company.




------------------------------------------------------------------------------------------------------------------------------






                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------

                                                                       SCHEDULE XVI
                                                              ANALYSIS OF CHARGES FOR SERVICE
                                                           ASSOCIATE AND NONASSOCIATE COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
                                                 ASSOCIATE COMPANY CHARGES   NONASSOCIATE COMPANY CHARGES  TOTAL CHARGES FOR SERVICE
                                                -----------------------------------------------------------------------
DESCRIPTION OF ITEMS  (Dollars in Thousands)           DIRECT    INDIRECT           DIRECT INDIRECT        DIRECT   INDIRECT
                                                        COST       COST     TOTAL    COST    COST   TOTAL   COST      COST    TOTAL
---------------------------------------------------- --------- --------- --------------------------------------------------- -------

901     SUPERVISION CUSTOMER ACCOUNTING                $1,880       $1      $1,881    -       -    -      $1,880         $1   $1,881
902     METER READING                                   3,025        -       3,025    -       -    -       3,025          -    3,025
903     CUSTOMER RECORDS AND COLLECTIONS               22,056       15      22,071    -       -    -      22,056         15   22,071
905     MISCELLANEOUS CUSTOMER ACCOUNTS                   901        -         901    -       -    -         901          -      901
907     SUPERVISION CUSTOMER SERVICE                      175        -         175    -       -    -         175          -      175
908     CUSTOMER ASSISTANCE                             1,577        3       1,580    -       -    -       1,577          3    1,580
909     INFORMATIONAL AND INSTRUCTIONAL ADVERTISING        11        -          11    -       -    -          11          -       11
910     MISCELLANEOUS CUSTOMER SERVICE                    455        -         455    -       -    -         455          -      455
911     SUPERVISION SALES ACTIVITIES                      536        -         536    -       -    -         536          -      536
912     DEMONSTRATING AND SELLING                       3,531      263       3,794    -       -    -       3,531        263    3,794
913     ADVERTISING                                        82        2          84    -       -    -          82          2       84
916      MISCELLANEOUS SALES                              624        -         624    -       -    -         624          -      624
920     SALARIES AND WAGES                             29,101    6,252      35,353    -       -    -      29,101      6,252   35,353
921     OFFICE SUPPLIES AND EXPENSES                   31,790    5,330      37,120    -       -    -      31,790      5,330   37,120
923     OUTSIDE SERVICES EMPLOYED                      11,493    4,643      16,136    -       -    -      11,493      4,643   16,136
924     PROPERTY INSURANCE                                  1        -           1    -       -    -           1          -        1
925     INJURIES AND DAMAGES                            2,655       15       2,670    -       -    -       2,655         15    2,670
926     EMPLOYEE PENSIONS AND BENEFITS                 11,466    1,886      13,352    -       -    -      11,466      1,886   13,352
928     REGULATORY COMMISSION EXPENSE                     533        -         533    -       -    -         533          -      533
929      DUPLICATE CHARGES-CREDIT                         (8)        -         (8)    -       -    -         (8)          -      (8)
930.1  GENERAL ADVERTISING EXPENSES                     1,254       72       1,326    -       -    -       1,254         72    1,326
930.2  MISCELLANEOUS GENERAL EXPENSES                   1,508    2,053       3,561    -       -    -       1,508      2,053    3,561
931     RENTS                                           1,841    1,234       3,075    -       -    -       1,841      1,234    3,075
932     MAINTENANCE OF STRUCTURES AND EQUIPMENT           418        -         418    -       -    -         418          -      418
935     MAINTENANCE OF GENERAL PLANT                    2,151       54       2,205     -       -    -      2,151         54    2,205
408     TAXES OTHER THAN INCOME TAXES                   3,308    1,288       4,596     -       -    -      3,308      1,288    4,596
409     INCOME TAXES                                     (85)        -        (85)     -       -    -       (85)          -     (85)
410     PROVISION FOR DEFERRED INCOME TAXES                85        -          85     -       -    -         85          -       85
416     EXPENSES FROM MERCHANDISE                       2,367        -       2,367     -       -    -      2,367          -    2,367
417.1  OTHER NONUTILITY EXPENSES                        1,922      713       2,635     -       -    -      1,922        713    2,635
426.1  DONATIONS                                          499      905       1,404     -       -    -        499        905    1,404
426.2  LIFE INSURANCE                                 (1,671)        -     (1,671)     -       -    -    (1,671)          -  (1,671)
426.4  CIVIC, POLITIC AND RELATED ACCOUNTS                215      813       1,028     -       -    -        215        813    1,028
426.5  OTHER DEDUCTIONS                                   366    2,414       2,780     -       -    -        366      2,414    2,780
431     OTHER INTEREST EXPENSE                            530        -         530     -       -    -        530          -      530








----------------------------------------------------- ---------------------- ------------------------------- -----------------------
                                                         ASSOCIATE COMPANY CHARGES       NONASSOCIATE COMPANY     TOTAL CHARGES FOR
                                                        --------------------------------------------------------------
DESCRIPTION OF ITEMS                                      DIRECT   INDIRECT         DIRECT  INDIRECT         DIRECT  INDIRECT
                                                           COST      COST    TOTAL   COST     COST    TOTAL   COST     COST    TOTAL
------------------------------------------------------------------------------------------------------------------------------------

432      AFUDC                                            (16)    (329)      (345)     -        -        -      (16)   (329)   (345)
500      OPERATION SUPERVISION AND ENGINEERING STEAM         5        -          5     -        -        -         5       -       5
501      FUEL HANDLING EXPENSE                              89        -         89     -        -        -        89       -      89
506      OPERATION MISC STEAM                              507        -        507     -        -        -       507       -     507
510      MAINT SUPERVISION AND ENGINEERING                  40        -         40     -        -        -        40       -      40
517      OPERATION SUPERVISION AND ENGINEERING NUCLEAR     132        -        132     -        -        -       132       -     132
519      OPERATION COOLANTS AND WATER                       23        -         23     -        -        -        23       -      23
520      OPERATION STEAM EXPENSES NUCLEAR                   57        -         57     -        -        -        57       -      57
524      OPERATION MISC NUCLEAR                            964        -        964     -        -        -       964       -     964
528      MAINT SUPERVISION AND ENGINEERING                   3        -          3     -        -        -         3       -       3
532      MAINT MISC NUCLEAR                                230        -        230     -        -        -       230       -     230
537      OPERATION EXPENSES HYDRO                           77        -         77     -        -        -        77       -      77
539      OPERATION  MISC HYDRAULIC PWR GEN                  54        -         54     -        -        -        54       -      54
544      MAINT ELECTRIC  PLANT HYDRO                         1        -          1     -        -        -         1       -       1
546      OPERATION SUPERVISION AND ENGINEERING               3        -          3     -        -        -         3       -       3
549      OPERATION MISC OTHER POWER GENERATION              21        -         21     -        -        -        21       -      21
556      SYSTEM CONTROL AND LOAD                            99        -         99     -        -        -        99       -      99
560      OPERATION SUPERVISION AND ENGINEERING              47        -         47     -        -        -        47       -      47
561      OPERATION LOAD DISPATCHING TRANSMISSION            69        -         69     -        -        -        69       -      69
562      OPERATION STATION EXPENSES TRANSMISSION            32        -         32     -        -        -        32       -      32
563      OPERATION OH LINE EXPENSES TRANSMISSION             1        -          1     -        -        -         1       -       1
566      OPERATION MISC TRANSMISSION                      (64)        -       (64)     -        -        -      (64)       -    (64)
568      MAINT SUPERVISION AND ENGINEERING                  11        -         11     -        -        -        11       -      11
569      MAINT STRUCTURES TRANSMISSION                      19        -         19     -        -        -        19       -      19
570      MAINT STATION EQUIPMENT TRANSMISSION               59        -         59     -        -        -        59       -      59
571      MAINT OVERHEAD LINES TRANSMISSION                   1        -          1     -        -        -         1       -       1
573      MAINT MISC TRANSMISSION                            49        -         49     -        -        -        49       -      49
580      DISTRIBUTION OPER SUPERVISION AND ENGINEERING    (11)        -       (11)     -        -        -      (11)       -    (11)
581      DISTRIBUTION OPER LOAD DISPATCH                     2        -          2     -        -        -         2       -       2
582      DISTRIBUTION OPER STATION EXPENSES                 43        -         43     -        -        -        43       -      43
583      DISTRIBUTION OPER REMOVE AND RESET                  2        -          2     -        -        -         2       -       2
585      DISTRIBUTION OPER STREET LIGHT AND SIGNAL          29        -         29     -        -        -        29       -      29
586      DISTRIBUTION OPER METER EXPENSES                  395        -        395     -        -        -       395       -     395
588      DISTRIBUTION OPER MISC DISTRIBUTION               449        -        449     -        -        -       449       -     449
592      DISTRIBUTION MAINT OF STATION EQUIPMENT            12        -         12     -        -        -        12       -      12
593      DISTRIBUTION MAINT OF OH LINES                     90        -         90     -        -        -        90       -      90
594      DISTRIBUTION MAINT UNDERGROUND LINES               29        -         29     -        -        -        29       -      29
596      DISTRIBUTION MAINT STREET LIGHT AND SIGNAL         10        -         10     -        -        -        10       -      10
598      DISTRIBUTION MAINT MISC DISTRIBUTION  PLANT         2        -          2     -        -        -         2       -       2
717      OPERATION LIQUID PETROLEUM GAS                      1        -          1     -        -        -         1       -       1
735      ENVIRONMENTAL AMORTIZATION AND MISC                96        -         96     -        -        -        96       -      96
874      MAINS AND SERVICE  NATURAL GAS DISTRIBUTION        47        -         47     -        -        -        47       -      47
878      METER AND HOUSE REGULATOR                         152        -        152     -        -        -       152       -     152
879      CUSTOMER  INSTALLATION                              4        -          4     -        -        -         4       -       4
880      OTHER EXPENSES NATURAL GAS                        208        -        208     -        -        -       208       -     208
350      SUPERINTENDENCE OPERATIONS                         24        -         24     -        -        -        24       -      24
351      SUPERINTENDENCE MAINT                               5        -          5     -        -        -         5       -       5
370      ADMINISTRATIVE AND GENERAL                         15        -         15     -        -        -        15       -      15
------------------------------------------------------------
INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
---------------------------------------------------------
                                                         ---------- --------- -------------- ------------------ -------- ---------

                                        TOTAL EXPENSES =  $140,709   $27,627   $168,336   $-   $-   $-  $140,709  $27,627  $168,336
                                                         ---------- --------- -------------- ---------------------------------------

                COMPENSATION FOR USE OF EQUITY CAPITAL =     -        -           -       -     -    -   -         -         -
                                                         ---------- --------- -------------- ---------------------------------------

           430 INTEREST ON DEBT TO ASSOCIATE COMPANIES =     -        -           -       -     -    -   -         -         -
                                                         ---------- --------- -------------- ---------------------------------------

                                 TOTAL COST OF SERVICE =  $140,709   $27,627   $168,336  $-    $-   $-  $140,709  $27,627  $168,336
------------------------------------------------------------------- --------- -------------- ---------------------------------------



                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                       SCHEDULE XVII
                                                                             SCHEDULE OF EXPENSE DISTRIBUTION
                                                                                            BY
                                                                              DEPARTMENT OR SERVICE FUNCTION

-----------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------- ------------------------------------------------------------------
                                                                    DEPARTMENT OR SERVICE FUNCTION
                                                                 ------------------
                                                                 --------- ------------ ---------- ----------- ----------
                   DESCRIPTION OF ITEMS                 TOTAL    OVER-     INFORMATION  CUSTOMER   MARKETING   EMPLOYEE
                  (Dollars in Thousands)               AMOUNT    HEAD       SERVICES    SERVICES   AND SALES   SERVICES
                  -
---------------------------------------------------------------- --------- --------- ---------- ----------- ---------- ---
---------------------------------------------------------------- --------- --------- ---------- ----------- ---------- ---

901     SUPERVISION CUSTOMER ACCOUNTING                  $1,881         -        74      1,806          $-         $-
902     METER READING                                     3,025         -        91      2,931           -          -
903     CUSTOMER RECORDS AND COLLECTIONS                 22,071         -       355     17,997          13        155
905     MISCELLANEOUS CUSTOMER ACCOUNTS                     901         -       (3)        874           1         24
907     SUPERVISION CUSTOMER SERVICE                        175         -         -        116          58          -
908     CUSTOMER ASSISTANCE                               1,580         -        18        507         662          -
909     INFORMATIONAL AND INSTRUCTIONAL  ADVERTISING         11         -         -          -           -          -
910     MISCELLANEOUS CUSTOMER SERVICE                      455         -       (2)        412          37          -
911     SUPERVISION SALES ACTIVITIES                        536         -         -         21         515          -
912     DEMONSTRATING AND SELLING                         3,794         -         4         40       3,747          -
913     ADVERTISING                                          84         -         -          6          76          -
916     MISCELLANEOUS SALES                                 624         -         -          2         204          -
920     SALES AND SALARIES                               35,353         -     1,321      3,344       1,626      2,567
921     OFFICE SUPPLIES AND EXPENSES                     37,120         -     7,036      4,599         367      1,296
923     OUTSIDE SERVICES EMPLOYED                        16,136         -     2,197        118          79      2,154
924     PROPERTY INSURANCE                                    1         -         -          1           -          -
925     INJURIES AND DAMAGES                              2,670         -         -          -           -          -
926     EMPLOYEE PENSIONS AND BENEFITS                   13,352    13,352         -          -           -          -
928     REGULATORY COMMISSION EXPENSE                       533         -         4          1           -          -
929     DUPLICATE CHARGES-CREDIT                                        -       (8)          -           -          -
                                                            (8)
930.1  GENERAL ADVERTISING EXPENSE                        1,326         -         -          2          13          1
930.2  MISCELLANEOUS GENERAL EXPENSES                     3,561         -        10         55         544         61
931     RENTS                                             3,075         -        69         19         199        260
932     MAINTENANCE OF STRUCTURES AND EQUIPMENT             418         -        98         12           -          -
935     MAINTENANCE OF GENERAL PLANT                      2,205         -        85         49           -          8
408     TAXES OTHER THAN INCOME TAXES                     4,596     3,883        83        190          50         45
409     INCOME TAXES                                                    -         -                      -
                                                           (85)                              -                      -
410     PROVISION FOR DEFERRED INCOME TAXES                  85         -         -                      -
                                                                                             -                      -
416      EXPENSES FROM MERCHANDISE                        2,367         -         -          -       2,367          -
417.1   OTHER NONUTILITY EXPENSES                         2,635         -        69          2       1,334          2
426.1   DONATIONS                                         1,404         -         1          1           5          3
426.2   LIFE INSURANCE                                  (1,671)         -         -                      -    (1,914)
                                                                                             -
426.4   CIVIC, POLITIC AND RELATED ACCOUNTS               1,028         -         -                      -         17
                                                                                             -
426.5   OTHER DEDUCTIONS                                  2,780         -        42        115           8        498
431      OTHER INTEREST EXPENSE                             530         -         -                     29        501
                                                                                             -
432      AFUDC                                            (345)         -         -          -           -      (345)
500      OPERATION SUPERVISION AND ENGINEERING STEAM          5         -         -          -           -          -
501      FUEL HANDLING EXPENSE                               89         -         -          -           -          -
---------------------------------------------------------------- --------- --------- ---------- ----------- ---------- ---







                                                                               DEPARTMENT OR SERVICE FUNCTION
                                                               -----------------------------------------------------------
                                                            INFOR-       MARKETING
DESCRIPTION OF ITEMS (Dollars in Thousands)                 MATION CUSTOMER AND EMPLOYEE PROCURE- FINANCIAL REGULA- PUBLIC  INVESTOR
                                               TOTAL   0VER- SER-    SER-        SER-
                                               AMOUNT  HEAD  VICES  VICES  SALES VICES   MENT     SERVICES  TORY   AFFAIRS RELATIONS
----------------------------------------------------- ------ --------- --------- ----------- --------- ------------- ---------------

506   OPERATION MISC STEAM                       507     -    280     -      -     -     2        -       -          -          -
510   MAINT SUPERVISION AND ENGINEERING           40     -      -     -      -     -     -        -       -          -          -
517   OPERATION SUPERVISION AND
       ENGINEERING NUCLEAR                       132     -    125     1      -     1     3        -       -          -          -
519   OPERATION COOLANTS AND WATER                23     -     23     -      -     -     -        -       -          -          -
520   OPERATION STEAM  EXPENSES NUCLEAR           57     -     57     -      -     -     -        -       -          -          -
524   OPERATION MISC NUCLEAR                     964     -   (19)     -      -     1     7        6       -          3          -
528   MAINT SUPERVISION AND ENGINEERING            3     -      -     -      -     3     -        -       -          -          -
532   MAINT MISC NUCLEAR                         230     -    224     -      -     -     -        -       -          -          -
537   OPERERATION EXPENSES HYDRO                  77     -      2     -      -     -     -        -       -          -          -
539   OPERATION MISC HYDRAULIC PWR GEN            54     -     33     -      -     -     -        -       -          -          -
544   MAINT ELECTRIC PLANT HYDRO                   1     -      -     -      -     -     -        -       -          -          -
546   OPERATION SUPERVISION AND ENGINEERING        3     -      2     -      -     -     -        -       -          -          -
549   OPERATION MISC OTHER POWER GENERATION       21     -      3     -      -     -     -        -       -          -          -
556   SYSTEM CONTROL AND LOAD                     99     -     40     -      -     -     -        -       -          -          -
560   OPERATION SUPERVISION AND ENGINEERING       47     -      7     -      -     -     -        -       -          -          -
561   OPERATION LOAD DISPATCHING TRANSMISSION     69     -     18     -      -     -     -        -       -          -          -
562   OPERATION STATION EXPENSES TRANSMISSION     32     -     30     -      2     -     -        -       -          -          -
563   OPERATION OH LINE EXPENSES TRANSMISSION      1     -      1     -      -     -     -        -       -          -          -
566   OPERATION MISC TRANSMISSION               (64)     -   (87)     -      -     -     -        -       -          -          -
568   MAINT SUPERVISION AND ENGINEERING           11     -      6     -      -     -     -        -       -          -          -
569   MAINT  STRUCTURES TRANSMISSION              19     -      -     -      -     -     -        -       -          -          -
570   MAINT STATION EQUIPMENT  TRANSMISSION       59     -     49     -      -     -     -        -       -          -          -
571   MAINT OVERHEAD LINES TRANSMISSION            1     -      1     -      -     -     -        -       -          -          -
573   MAINT MISC TRANSMISSION                     49     -     49     -      -     -     -        -       -          -          -
580   DISTRIBUTION OPER SUPERVISION AND
       ENGINEERING                               (11)    -   (13)     -      -     -     -        -       -          -          -
581   DISTRIBUTION OPER LOAD DISPATCH              2     -      2     -      -     -     -        -       -          -          -
582   DISTRIBUTION OPER STATION EXPENSES          43     -     30     -      -     -     -        -       -          -          -
583   DIST RIBUTION OPER REMOVE AND RESET          2     -      1     -      -     -     -        -       -          -          -
585   DISTRIBUTION OPER STREET LIGHT AND SIGNAL   29     -     26     -      -     -     -        -       -          -          -
586   DISTRIBUTION OPER METER EXPENSES           395     -    (3)   396      -     -     -        -       -          -          -
588   DISTRIBUTION OPER MISC DISTRIBUTION        449     -    270    18      -     -     -        1       -          -          -
592   DISTRIBUTION MAINT OF STATION  EQUIPMENT    12     -      8     -      -     -     -        -       -          -          -
593   DISTRIBUTION MAINT OF OH LINES              90     -     60    13      -    88     -      (76)      -          1          -
594   DISTRIBUTION  MAINT UNDERGROUND LINES       29     -     28     1      -     -     -        -       -          -          -
596   DISTRIBUTION  MAINT  STREET LIGHT
       AND SIGNAL                                 10     -      9     -      -     -     -        -       -          -          -
598   DISTRIBUTION MAINT MISC DISTRIBUTION
        PLANT                                      2     -      -     -      -     -     -        -       -          -          -
717   OPERATION LIQUID PETROLEUM GAS               1     -      -     -      -     -     -        -       -          -          -
735   ENVIRONMENAL AMORTIZATION AND MISC          96     -      -     -      -           1   (2,153)                  -
874   MAINS AND SERVICES NATURAL GAS              47     -     47     -      -     -     -        -       -          -          -
878   METER AND HOUSE REGULATOR                  152     -      1   151      -     -     -        -       -          -          -
879   CUST OMER INSTALLATION NATURAL GAS           4     -      -     3      -     -     -        -       -          -          -
880   OTHER EXPENSES NATURAL GAS                 208     -    182     -      -     -     -        5       -          -          -
350   SUPERINTENDENCE OPERATIONS                  24     -     10     -      -     -     -        -       -          -          -
351   SUPERINTENDENCE MAINT                        5     -      4     -      -     -     -        -       -          -          -
370   ADMINISTRATIVE  AND GENERAL                 15     -     13     -      -     -     -     (140)      -          1          -

---------------------------------------------------
INSTRUCTION:  Indicate each department or service
function. (see Instruction 01-3 General Structure of
Accounting System:  Uniform System Account)
-------------------------------------------- ----------------------------------- ---------- --- -------------- -------

                           TOTAL EXPENSES =   $168,336  $17,235 $13,063  $33,803  $11,936 $5,632 $1,771  $28,078  $655 $7,973 $1,169
-------------------------------------------- ---------------------------------------------------------------------------------------

-------------------------------------------- ---------------------------------------------------------------------------------------



                                                   ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------

                                                                           SCHEDULE XVII
                                                                 SCHEDULE OF EXPENSE DISTRIBUTION
                                                                                BY
                                                                  DEPARTMENT OR SERVICE FUNCTION

------------------------------------------------------------------------------------------------------------------------------------
                                                                 LANDAND                    DEPARTMENT OR SERVICE FUNCTION
                                                                FACILITIES                 STRATEGIC  EXECUTIVE       OPERATIONAL
DESCRIPTION OF ITEMS   (Dollars in Thousands)        LEGAL       MANAGEMENT  ENVIRONMENTAL  PLANNING    SERVICES         SUPPORT
------------------------------------------------------------- ------------------------------- ------------------------- ------------

901     SUPERVISION CUSTOMER ACCOUNTING                   $-          $-          $-             $-             $-         $-
902     METER READING                                      -           -           -              -              -          3
903     CUSTOMER RECORDS AND COLLECTIONS                   -           -           -              -              -         88
905     MISCELLANEOUS CUSTOMER ACCOUNTS                    -           -           -              -              -          3
907     SUPERVISION CUSTOMER SERVICE                       -           1           -              -              -          -
908     CUSTOMER ASSISTANCE                                -           2           -              -            382          7
909     INFORMATIONAL AND INSTRUCTIONAL  ADVERTISING       -          10           -              -              -          -
910     MISCELLANEOUS CUSTOMER SERVICE                     -           5           1              -              -          1
911     SUPERVISION SALES ACTIVITIES                       -           -           -              -              -          -
912     DEMONSTRATING AND SELLING                          -           -           -              -              -          1
913     ADVERTISING                                        -           -           -              -              -          -
916     MISCELLANEOUS SALES                                -           -           -              -            328          -
920     SALARIES AND WAGES                             2,938         139         436            432          2,458      1,586
921     OFFICE SUPPLIES AND EXPENSES                   2,138       2,442         148            176          3,111      5,738
923     OUTSIDE SERVICES EMPLOYED                      8,515          11         196             57            167        164
924     PROPERTY INSURANCE                                 -           -           -              -              -          -
925     INJURIES AND DAMAGES                           2,671           -           -              -              -          -
926     EMPLOYEE PENSIONS AND BENEFITS                     -           -           -              -              -          -
928     REGULATORY COMMISSION EXPENSE                    137           -           -              -              7          -
929     DUPLICATE CHARGES-CREDIT                           -           -           -              -              -          -
930.1  GENERAL ADVERTISING EXPENSE                         -           -           -              -              -         23
930.2  MISCELLANEOUS GENERAL EXPENSES                    948           1           -          1,113            391         15
931     RENTS                                            403         196          71            177            723        143
932     MAINTENANCE OF STRUCTURES AND EQUIPMENT            -           -           -              -              -        298
935     MAINTENANCE OF GENERAL PLANT                       6         611         240              -              -        913
408     TAXES OTHER THAN INCOME TAXES                      8          10           1              -             52        128
409     INCOME TAXES                                       -           -           -              -              -          -
410     PROVISION FOR DEFERRED INCOME TAXES                -           -           -              -              -          -
416      EXPENSES FROM MERCHANDISE                         -           -           -              -              -          -
417.1    OTHER NONUTILITY EXPENSES                        16         196           5              -             59      (154)
426.1   DONATIONS                                          -           1           -              -            369          -
426.2   LIFE INSURANCE                                     -           -           -              -              -          -
426.4   CIVIC, POLITIC AND RELATED ACCOUNTS                2           -           -              -             35          -
426.5   OTHER DEDUCTIONS                                 141         389          16             21            635         74
431      OTHER INTEREST EXPENSE                            -           -           -              -              -          -
432      AFUDC                                             -           -           -              -              -          -
500      OPERATION  SUPERV ISION AND ENGINEERING           -           2           3              -              -          -
          STEAM
501      FUEL HANDLING EXPENSE                            59           1           -              -              -          -






------------------------------------------------------------------- ----------------------------------------------------------------
                                                                       LAND AND
                                                                      FACILITIES               STRATEGIC   EXECUTIVE   OPERATIONAL
DESCRIPTION OF ITEMS   (Dollars in Thousands)             LEGAL       MANAGEMENT ENVIRONMENTAL  PLANNING    SERVICES     SUPPORT
------------------------------------------------------------------- ----------------------------------------------------------------

506      OPERATION MISC STEAM                                   51         -            70           -             -         104
510      MAINT SUPERVISION AND ENGINEERING  STEAM                -         -             -          40             -           -
517      OPERATION  SUPERVISION AND ENGINEERING  NUCLEAR         -         -             -           -             -           2
519      OPERATION COOLANTS AND WATER                            -         -             -           -             -           -
520      OPERATION  STEAM EXPENSES NUCLEAR                       -         -             -           -             -           -
524      OPERATION MISC NUCLEAR                                  -       944            14           -             -           8
528      MAINT SUPERVISION AND ENGINEERING                       -         -             -           -             -           -
532      MAINT MISC NUCLEAR                                      -         -             -           -             -           6
537      OPERATION EXPENSES HYDRO                                -        72             -           -             -           3
539      OPERATION  MISC HYDRAULIC PWR GEN                       -         -             7           -             -          14
544      MAINT ELECTRIC PLANT HYDRO                              -         -             -           -             -           1
546      OPERATION  SUPERVISION AND ENGINEERING                  -         -             -           -             -           1
549      OPERATION  MISC OTHER POWER GENERATION                  -         -            13           -             -           5
556      SYSTEM CONTROL AND LOAD                                 -        46             -           -             -          13
560      OPERATION  SUPERVISION AND ENGINEERING                  -        40             -           -             -           -
561      OPERATION  LOAD DISPATCHING TRANSMISSION                -        47             -           -             -           4
562      OPERATION  STATION EXPENSES TRANSMISSION                -         -             -           -             -           -
563      OPERATION OH LINE EXPENSES TRANSMISSION                 -         -             -           -             -           -
566      OPERATION MISC TRANSMISSION                             -         6             1           -             -          16
568      MAINT SUPERVISION AND ENGINEERING                       -         5             -           -             -           -
569      MAINT STRUCTURES TRANSMISSION                           -        19             -           -             -           -
570      MAINT STATION EQUIPMENT  TRANSMISSION                   -         -             -           -             -          10
571      MAINT OVERHEAD LINES TRANSMISSION                       -         -             -           -             -           -
573      MAINT MISC TRANSMISSION                                 -         -             -           -             -           -
580      DISTRIBUTION OPER SUPERVISION AND ENGINEERING           -         1             -           -             -           1
581      DISTRIBUTION OPER LOAD DISPATCH                         -         -             -           -             -           -
582      DISTRIBUTION OPER STATION EXPENSES                      -        13             -           -             -           -
583      DISTRIBUTION OPER REMOVE AND RESET                      -         1             -           -             -           -
585      DISTRIBUTION OPER STREET LIGHT AND SIGNAL               -         2             -           -             -           1
586      DISTRIBUTION OPER METER EXPENSES                        -         -             -           -             -           2
588      DISTRIBUTION OPER MISC DISTRIBUTION                     2         6           103           -             -          49
592      DISTRIBUTION  MAINT OF STAT ION EQUIPMENT               -         1             -           -             -           3
593      DISTRIBUTION MAINT OF OH LINES                          -         4             -           -             -           -
594      DISTRIBUTION  MAINT UNDERGROUND LINES                   -         -             -           -             -           -
596      DISTRIBUTION MAINT STREET LIGHT AND SIGNAL              -         -             -           -             -           1
598      DISTRIBUTION MAINT MISC DISTRIBUTION PLANT              -         2             -           -             -           -
717      OPERATION LIQUID PETROLEUM GAS                          -         1             -           -             -           -
735      ENVIRONMENTAL AMORTIZATION AND MISC                     -         -         2,248           -             -           -
874      MAINS AND SERVICES NATURAL GAS                          -         -             -           -             -           -
878      METER AND HOUSE REGULATOR                               -         -             -           -             -           -
879      CUSTOMER  INSTALLATION NATURALGAS DISTRIBUTION          -         1             -           -             -           -
880      OTHER EXPENSES NATURAL GAS                              -         -             -           -             -          21
350      SUPERINTENDENCE OPERATIONS                              -        10             -           -             -           4
351      SUPERINTENDENCE MAINT                                   -         -             -           -             -           1
370     ADMINISTRATIVE AND GENERAL                             139         -             -           -             -           2
------------------------------------------------------------------- ---- ------------- ----------- ------------- -----------

                                                           $18,174     $5,238        $3,573      $2,016        $8,717      $9,303
------------------------------------------------------------------- ---------- ------------- ----------- -------------------------



                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------

                                                                 DEPARTMENTAL ANALYSIS OF SALARIES
                                                                            ACCOUNT 920



---------------------------------------------
                                              --------------------------------------------------------------------------------------
             NAME OF DEPARTMENT                                                 DEPARTMENTAL SALARY EXPENSE
                                       ----------------------------------------------------------------------------------
                                                                                INCLUDED IN AMOUNTS BILLED TO PERSONNEL
                                                         --------------------------------------------------------------------------
    Indicate each department or service    TOTAL                  PARENT         OTHER                NON           END OF
                 function.
           (Dollars in Thousands)          AMOUNT                COMPANY       ASSOCIATES         ASSOCIATES         YEAR
-------------------------------------------------------- --------------------------------------------------------------------------

  Information Services                     $1,321             $-             $1,321       $-                       403
  Customer Services                         3,344              -              3,344         -                      637
  Marketing and Sales                       1,626              -              1,626         -                      112
  Employee Services                         2,645              -              2,645         -                       97
  Procurement                               1,040              -              1,040         -                       51
  Financial Services                       14,884              -             14,884         -                      236
  Regulatory                                  384              -                384         -                       11
  Public Affairs                            1,737              -              1,737         -                       48
  Legal                                     2,938              -              2,938         -                       93
  Investor Relations                          383              -                383         -                       14
  Land and Facilities Management              139              -                139         -                       66
  Environmental                               436              -                436         -                       24
  Strategic Planning                          432              -                432         -                       10
  Executive Services                        2,458              -              2,458         -                       35
  Operational Support                       1,586              -              1,586         -                       70







                                              -------------------
                                              ------------------- -------------------------------- ---------------------------------
                                       TOTAL             $35,353             $-           $35,353             $-              1,907
--------------------------------------------- ------------------- -------------------------------- ---------------------------------


                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000

----------------------------------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923

----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 RELATIONSHIP
                                                                         -----------------------------
                                                                               "A" = ASSOCIATE
             FROM WHOM PURCHASED                       ADDRESS               "NA" = NON ASSOCIATE        AMOUNT (in Thousands)
---------------------------------------------- ------------------------- ----------------------------- ---------------------------
Leadership Training:
   Centacs                                                                            NA                                      $62
   Clemson University                                                                 NA                                       40
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                              102
                                                                                                       ---------------------------
                                                                                                       ---------------------------

Accounting & Auditing Services:
   Deloitte & Touche                                                                  NA                                      598
   Arthur Andersen LLP - Carolinas                                                    NA                                       93
   Pricewaterhouse                                                                    NA                                      200
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                              891
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Banking Services:
   Bank of America                                                                    NA                                      107
   Branch Banking & Trust                                                             NA                                       53
   Chase Manhattan                                                                    NA                                      111
   First Union Bank                                                                   NA                                       98
   National Bank                                                                      NA                                       50
   The Bank of New York                                                               NA                                       65
   Wachovia                                                                           NA                                      184
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                              668
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Payroll and Benefits Administration &
  Maintenance:
   ADP, Inc.                                                                          NA                                      135
   Towers Perrin                                                                      NA                                      771
   Allsup, Inc.                                                                       NA                                       45
   Levi Ray & Shoup, Inc.                                                             NA                                       33
   Capital Resource Advisors                                                          NA                                       42
   LCG Associates, Inc.                                                               NA                                       40
   William M. Mercer, Inc.                                                            NA                                       45
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                            1,111
                                                                                                       ---------------------------
                                                                                                       ---------------------------

Computer Services:
   AVAYA, Inc.                                                                        NA                                       47
   Ciber, Inc.                                                                        NA                                       89
   Deborah Bass & Associates, Inc.                                                    NA                                      146
   Digiterra, Inc.                                                                    NA                                      309
   Keane Pittsburg Inc.                                                               NA                                      149
   Premier Alliance Group Inc.                                                        NA                                       48
   Support Technologies, Inc.                                                         NA                                       50
   Trupoint Technologies                                                              NA                                      141
   Pelican Technology Partners                                                        NA                                       37
   Blencowe Computers                                                                 NA                                       32
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                            1,048
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Consulting:
   The Norton Group                                                                   NA                                       31
   Titan Technology                                                                   NA                                      864
   Van Rickland Clary - CDP                                                           NA                                       48
   Hewitt Associates LLC                                                              NA                                      249
   J A Wright                                                                         NA                                      432
   Jordan Consulting                                                                  NA                                       35
   Weltner Communications                                                             NA                                      149
   The Ruffin Group                                                                   NA                                       40
   Boyce C Morrow Jr.                                                                 NA                                       50
   Consultis of Charlotte                                                             NA                                      156
   Leader Institute                                                                   NA                                       71
   Manpower Temporary Service                                                         NA                                       75
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                            2,200
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Waste Disposal:
   Safety-Kleen                                                                       NA                                       45
                                                                                                       ---------------------------
                                                                                                       ---------------------------

Employment Services:
   Adecco Employment Services                                                         NA                                      223
   Korn/Ferry International                                                           NA                                       70
   John Shell Associates                                                              NA                                       26
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                              319
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Engineering Services:
  General Engineering                                                                 NA                                       42
                                                                                                       ---------------------------
                                                                                                       ---------------------------

Insurance Services:
   South Carolina Second Injury Fund                                                  NA                                      185
                                                                                                       ---------------------------
                                                                                                       ---------------------------

Legal Services:
   Cameron McKenna LLP                                                                NA                                      841
   Carter, Ledyard & Milburn                                                          NA                                      174
   Gignilliat Savitz & Bettis                                                         NA                                       62
   Jones Day Reavis & Pogue                                                           NA                                      500
   Kilpatrick Stockton LLP                                                            NA                                      411
   LeBoeuf, Lamb, Greene & Macrae                                                     NA                                      279
   McDermott, Will & Emery                                                            NA                                      491
   McDonald, McKenzie, Rubin, Miller, Lybran                                          NA                                       29
   McNair Law Firm                                                                    NA                                      283
   Moore & Van Allen PLLC                                                             NA                                       89
   Nelson Mullins Riley & Scarborough                                                 NA                                      305
   Nexsen Pruet Jacobs & Pollard                                                      NA                                       46
   Patricia T Smith                                                                   NA                                      254
   Richardson & Birdsong                                                              NA                                       42
   Sinkler & Boyd                                                                     NA                                      103
   Smith, Galloway, Lyndall & Fuchs, LLP                                              NA                                       49
   The Regulatory Law Group                                                           NA                                      108
   Thelen Reid & Priest LLP                                                           NA                                       71
   Webb Stuckey & Lindsay LLC                                                         NA                                      466
   Willoughby & Hoefer PA                                                             NA                                      196
   Winston & Strawn                                                                   NA                                       33
   Womble Carlyle Sandridge & Rice                                                    NA                                      106
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                            4,938
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Parking Facility Services:
   City of Columbia                                                                   NA                                      103
                                                                                                       ---------------------------
                                                                                                       ---------------------------

Printing Services:
   R L Bryan Company                                                                  NA                                      174
                                                                                                       ---------------------------
                                                                                                       ---------------------------

Rating Services:
   Moody's Investor                                                                   NA                                       64
   Standard & Poor                                                                    NA                                       94
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                              158
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Security Services:
   Coastal International                                                              NA                                    1,876
                                                                                                       ---------------------------
                                                                                                       ---------------------------

All Others less than $25,000 (548 items)                                              NA                                    2,276
                                                                                                       ---------------------------
                                                                                                       ---------------------------


---------------------------------------------- ------------------------- ----------------------------- ---------------------------
---------------------------------------------- ------------------------- ----------------------------- ---------------------------
                                        TOTAL                                                                             $16,136
---------------------------------------------- ------------------------- ----------------------------- ---------------------------


                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

       -------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926

       -------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

    ----------------------------------------------------------------------------


     DESCRIPTION                                           AMOUNT (in Thousands)
    ---------------------------------------------------- -----------------------


       Pension Plan                                              $2,086
       Key Employee Retention Program                             1,185
       Group Insurance                                            6,634
       Stock Purchase Plan                                        2,554
       Disability                                                   151
       Education and Tuition Assistance                              93
       Recreational Clubs                                            93
       Employee Assistance Program                                   29
       Parking                                                       47
       Others                                                       480















                                            --------------------------
                                     TOTAL                    $13,352
       ------------------------------------ --------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------


 DESCRIPTION                  NAME OF PAYEE                AMOUNT (in Thousands)
--------------------------------------------------------------------------------

Media Campaign                         360 Inc.                      $20
Media Campaign                         Chernoff/Silver               135
Project Management                     Chernoff/Silver                91
Media Buys                             Chernoff/Silver               581
Convention Marketing                   FBS Card Service                4
Employment Advertising                 JWG Associates                  4
Print Media Advertising                SouthComm                       3
Print Media Advertising                Thomas McCants                  4
Hurricane Brochure                     WCSC, Inc                      20
Print Media Advertising                Wray Ward Laseter             153
Media Research                         Wray Ward Laseter              92
Project Management                     Wray Ward Laseter              11
Customer Retention Study               Arbor Inc                      21
Web Site Evaluation                    Burke CSA                      21
Print Media Advertising                Black Pages USA                20
Radio Advertising                      Thomas McCants                 12
Radio Advertising                      SC Sea Grant Consortium        10
                                       Others                        124





-------------------------------------- ----------- -------------------------
                                            TOTAL                 $1,326
-------------------------------------- ----------- ------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

   ----------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

   ----------------------------------------------------------------------------

   INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

   -----------------------------------------------------------------------------


                      DESCRIPTION                      AMOUNT (in Thousands)
   ----------------------------------------------------- -----------------------

   Industry association dues                                  $1,142
   Board of Directors expenses                                   817
   Miscellaneous labor                                            26
   Computer systems expenses                                     303
   Travel expenses (including meals)                             110
   Postage                                                        90
   Utilities                                                      11
   Equipment leasing                                              60
   Annual meeting of shareholders expenses                        93
   Credit evaluation services                                    165
   Investment services                                            91
   Focus groups                                                  235
   Liability insurance                                             9
   Licensing and permits                                          40
   Advertising                                                    15
   Servicing securities                                           63
   Non-charitable contributions                                   19
   Education                                                       2
   Other miscellaneous expenses                                  270




   ---------------------------------------- -------------------------
                                     TOTAL                    $3,561
   ---------------------------------------- -------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

 -------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931

   -----------------------------------------------------------------------------

   INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform
   System of Accounts.

   -----------------------------------------------------------------------------


     TYPE OF PROPERTY                          AMOUNT (in Thousands)
   ------------------------------------------ -------------------------

   Office space                                         $2,914
   Communications towers                                    36
   Communications equipment                                 25
   Computers                                                80
   Equipment                                                20









                                           -------------------
                                    TOTAL              $3,075
   ----------------------------------------------------------------------

Note:Rent amounts are charged to Account 931 and other expense accounts, as appropriate per the Federal Energy Regulatory Commission Uniform System of Accounts.

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

     ---------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

     ---------------------------------------------------------------------------

INSTRUCTIONS:  Provide an  analysis  of Account  408,  "Taxes  Other Than Income
     Taxes". Separate the analysis into two groups: (1) other than U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

     ---------------------------------------------------------------------------


                    KIND OF TAX                       AMOUNT (in Thousands)
     ------------------------------------------------------------ --------------

     Other than U. S. Government Taxes:
         Business License                                       $772
         State Unemployment Tax                                   38
                                                             --------
                                                             --------
                                                                 810
                                                             --------
                                                             --------
     U. S. Government Taxes:
         Social Security and Medicare Tax                      3,734
         Unemployment Tax                                         52
                                                             --------
                                                             --------
                                                               3,786
                                                             --------
                                                             --------

















                                          -------------------------
                                   TOTAL                    $4,596
----------------------------------------- -------------------------


                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2000

-------------------------------------------------------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

-------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

---------------------------------------------------------------------------------------------------------------------


                   NAME OF RECIPIENT                               PURPOSE OF DONATION        AMOUNT (in Thousands)
--------------------------------------------------------- -----------------------------------------------------------

Alston Wilkes Society                                     Capital Campaign                                $10
Benedict College                                          Sponsorship                                       5
Carolinas Minority Supplier Development Council           Sponsorship                                       5
Celebrate Freedom Celebration                             Sponsorship                                       5
Columbia Chamber of Commerce                              Sponsorship                                      10
South Carolina Chamber of Commerce                        Sponsorship                                      70
S. C. Black Chamber of Commerce                           Sponsorship                                       3
Charleston Southern University                            Sponsorship                                       5
Charleston Stage Company, Inc.                            Sponsorship                                       7
Children's Chance                                         Corporate Contribution                            3
Clemson University Foundation                             Corporate Contribution                          110
College of Charleston                                     Scholarship sponsorship                           3
Columbia City Ballet                                      Sponsorship                                       8
Columbia College                                          Sponsorship                                      10
Committee for Growth Management                           Sponsorship                                      25
Columbia Communities in Schools                           Corporate Contribution                            4
Congaree Girl Scout Council                               Sponsorship                                       3
Congaree Land Trust                                       Sponsorship                                       3
Cystic Fibrosis Foundation                                Sponsorship                                       5
EdVenture                                                 Sponsorship                                      20
Charleston First Night                                    Sponsorship                                       3
First Steps                                               Sponsorship                                     100
George Rogers Foundation                                  Sponsorship                                       5
Town of Harleyville                                       Corporate Contribution                            5
Historic Ricefields Association                           Sponsorship                                       5
Independent Colleges & Universities                       Scholarship Sponsorship                          15
March of Dimes                                            Sponsorship                                       3
SC Conference of NAACP Branches                           Corporate Contribution                            4
New Horizon Family Care Center                            Sponsorship                                       5
Nuturing Center                                           Corporate Contribution                            5
Palmetto Health Alliance                                  Sponsorship                                      20
SC Attorney General's Father of the Year Award            Sponsorship                                       4
SC Business Center for Excellence in Education            Sponsorship                                       3
SC Center for Family Policy                               Sponsorship                                       5
SC District Export Council                                Sponsorship                                       5
SC Law Enforcement Officers Association                   Sponsorship                                       5
SC Philharmonic Orchestra                                 Sponsorship                                       5
Spoleto Festival USA                                      Sponsorship                                      25
Wayne Sterling                                            Sponsorship                                       3
The McKay Urology Research Endowment                      Sponsorship                                       6
Trident Community Foundation                              Sponsorship                                      10
United Way of the Midlands                                Corporate Contribution                          113
Trident United Way                                        Corporate Contribution                           54
Columbia Urban League                                     Sponsorship                                       5
University of South Carolina                              Scholarship sponsorship                           3
USC Educational Foundation                                Corporate Contribution                          150
Port Royal YMCA                                           Corporate Contribution                            6
Advantage West North Carolina                             Corporate Contribution                            5
City of Gastonia                                          Corporate Contribution                            5






Exploris                                                  Corporate Contribution                           10
Forestview High School PTA                                Corporate Contribution                           10
Gardner Webb University                                   Corporate Contribution                            5
Gaston County Education                                   Corporate Contribution                            5
Gaston County Family YMCA                                 Corporate Contribution                            5
Gaston County Schools                                     Corporate Contribution                           10
Greater Gastonia Development Council                      Corporate Contribution                            8
March of Dimes                                            Corporate Contribution                            7
NC Center for Public Policy Research Inc.                 Corporate Contribution                            5
North Carolina Citizens for Business and Industry         Corporate Contribution                           69
North Carolina State Education                            Corporate Contribution                           19
North Carolinians for Educational Opportunity             Corporate Contribution                            5
Partnership for Tomorrow                                  Corporate Contribution                            6
Research Triangle Regional Partnership                    Corporate Contribution                           10
Gaston County Salvation Army                              Corporate Contribution                            5
The Community Foundation                                  Corporate Contribution                           50
The Salvation Army Heat Care                              Corporate Contribution                           44
United Arts Council                                       Corporate Contribution                            3
West Gastonia Youth Board                                 Corporate Contribution                            5
YMCA Asheville                                            Corporate Contribution                            5
Others less than $3,000 (216 items)                       Corporate Contribution                          222
--------------------------------------------------------- ------------------------ ----------------------
                                                                            TOTAL                        $1,404
--------------------------------------------------------- ------------------------ -----------------------------



                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other
     Deductions", classifying such expenses according to their nature.

--------------------------------------------------------------------------------


    DESCRIPTION                        NAME OF PAYEE       AMOUNT (in Thousands)
--------------------------------------------------------------------------------

Miscellaneous non-operating labor and benefits                 $1,186
Contributions and sponsorships                                    272
Customer and employee family events                                77
Facility maintenance                                               75
Utilities                                                          52
Land sales expense                                                166
Survey and construction costs                                      75
Consulting                                                         84
Legal                                                              23
Computer leases                                                    26
Vehicle expenses                                                   38
Travel and meal expenses                                           29
Printing                                                           12
Computer resources                                                 56
Non-deductible lobbying                                            43
Other                                                             566









-------------------------------------------------------------
                                         TOTAL                 $2,780
----------------------------------------------- ----------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

--------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

     See Notes to Financial Statements on page 21.



--------------------------------------------------------- ---------------------

                      ANNUAL REPORT OF SCANA Services, Inc.
                             ----------------------

                               Organization Chart

President and Chief Operating Officer

Senior Vice President and Chief Financial Officer

Senior Vice President, General Counsel and Assistant Secretary

Deputy General Counsel

Secretary

Treasurer

Controller

Executive for South Carolina Retail Utility Operations

Executive for Communications Operations and Governmental Affairs

Senior Vice President for Human Resources

Executive for Marketing

Vice President for Information Services and Technology

Officer for Corporate Compliance and Internal Affairs

Vice President for Governmental Affairs and Economic Development

Vice President for Market Development and Delivery




                      ANNUAL REPORT OF SCANA Services, Inc.
                              ---------------------

                              Methods of Allocation

                            Form of Service Agreement

     This Service Agreement (this "Agreement") is entered into as of the ____ day of __________, by and between [insert name of subsidiary], a __________ corporation (the "Company") and SCANA Service Company, a South Carolina corporation ("SCANA Service").

     WHEREAS, SCANA Service is a direct or indirect wholly owned subsidiary of SCANA Corporation;

     WHEREAS, SCANA Service has been formed for the purpose of providing administrative, management and other services to subsidiaries of SCANA Corporation; and

     WHEREAS, the Company believes that it is in the interest of the Company to provide for an arrangement whereby the Company may, from time to time and at the option of the Company, agree to purchase such administrative, management and other services from SCANA Service;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     I.   SERVICES.   SCANA   Service   supplies,   or  will   supply,   certain
administrative, management or other services to Company similar to those supplied to other subsidiaries of SCANA Corporation. Such services are and will be provided to the Company only at the request of the Company. Exhibit I hereto lists and describes all of the services that are available from SCANA Service.

     II. PERSONNEL. SCANA Service provides and will provide such services by utilizing the services of their executives, accountants, financial advisers, technical advisers, attorneys and other persons with the necessary qualifications.

     If necessary, SCANA Service, after consultation with the Company, may also arrange for the services of nonaffiliated experts, consultants and attorneys in connection with the performance of any of the services supplied under this Agreement.

     III. COMPENSATION AND ALLOCATION. As and to the extent required by law, SCANA Service provides and will provide such services at cost. Exhibit I hereof contains rules for determining and allocating such costs.


IV. [TO BE INCLUDED IN CONTRACT WITH PSNC ONLY] NORTH CAROLINA PROVISIONS.

   (A) PSNC hereby agrees that:

     (1) it will not incur a charge hereunder except in accordance with North Carolina law and the rules, regulations and orders of the North Carolina Utilities Commission (the "NCUC") promulgated thereunder;

     (2) it will not seek to reflect in rates any cost incurred hereunder to the extent disallowed by the NCUC; and

     (3) it will not incur a charge hereunder except for charges determined in accordance with Rules 90 and 91 of the Act.

     (B) PSNC and SCANA Service acknowledge that as a result of the agreements contained in Sections IV(A)(1) and (A)(3), PSNC will not accept services from SCANA Service if the cost to be charged for such service, as calculated pursuant to Rules 90 and 91 of the Act, differs from the amount of charges PSNC is permitted to incur under North Carolina law and the rules, regulations and orders of the NCUC promulgated thereunder.

     V. TERMINATION AND MODIFICATION. The Company may terminate this Agreement by providing 60 days written notice of such termination to SCANA Service. SCANA Service may terminate this Agreement by providing 60 days written notice of such termination to the Company.

     This Agreement is subject to termination or modification at any time to the extent its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement. This Agreement shall be subject to the approval of any state commission or other state regulatory body whose approval is, by the laws of said state, a legal prerequisite to the execution and delivery or the performance of this Agreement [For contract with PSNC only: and any subsequent modifications thereof].

     VI. SERVICE REQUESTS. The Company and SCANA Service will prepare a Service Request on or before _____________ of each year listing services to be provided to the Company by SCANA Service and any special arrangements related to the provision of such services for the coming year, based on services provided during the past year. The Company and SCANA Service may supplement the Service Request during the year to reflect any additional or special services that the Company wishes to obtain from SCANA Service, and the arrangements relating thereto.

     VII. BILLING AND PAYMENT. Unless otherwise set forth in a Service Request, payment for services provided by SCANA Service shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the Company and SCANA Service. Billing will be made on a monthly basis, with the bill to be rendered by the 25th of the month, and remittance or accounting entries completed within 30 days of billing.

     VIII. NOTICE. Where written notice is required by this Agreement, all notices, consents, certificates, or other communications hereunder shall be in writing and shall be deemed given when mailed by United States registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

                    1.        To the Company:

                              ====================
                              ====================

                    2.        To SCANA Service:

                              ====================
                              ====================

     IX. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to their conflict of laws provisions.

     X. MODIFICATION. No amendment, change or modification of this Agreement shall be valid, unless made in writing and signed by all parties hereto.

     XI. ENTIRE AGREEMENT. This Agreement, together with its exhibits, constitutes the entire understanding and agreement of the parties with respect to its subject matter, and effective upon the execution of this Agreement by the respective parties hereof and thereto, any and all prior agreements, understandings or representations with respect to this subject matter are hereby terminated and canceled in their entirety and are of no further force or effect.

     XII. WAIVER. No waiver by any party hereto of a breach of any provision of this Agreement shall constitute a waiver of any preceding or succeeding breach of the same or any other provision hereof.

     XIII. ASSIGNMENT. This Agreement shall inure to the benefit and shall be binding upon the parties and their respective successors and assigns. No assignment of this Agreement or any party's rights, interests or obligations hereunder may be made without the other party's consent, which shall not be unreasonably withheld, delayed or conditioned.

     XIV. SEVERABILITY. If any provision or provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of this ________ day of _________.

                              SCANA SERVICE COMPANY


                           By:       _____________________________
                                     Name:
                                     Title:

                           [Subsidiary]


                           By:
                                     Name:
                                     Title:

                                    EXHIBIT I

           Description of Services, Cost Accumulation, Assignment and
                          Allocation Methodologies for

                              SCANA Service Company

     This document sets forth the methodologies used to accumulate the costs of services performed by SCANA Service Company ("SCANA Service") and to assign or allocate such costs to other subsidiaries and business units within SCANA Corporation ("Client Entities").

Cost of Services Performed

     SCANA Service maintains an accounting system that enables costs to be identified by Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The primary inputs to the accounting system are time records of hours worked by SCANA Service employees, accounts payable transactions and journal entries. Charges for labor are made at the employees' effective hourly rate, including the cost of pensions, other employee benefits and payroll taxes. To the extent practicable, costs of services are directly assigned to the applicable Account Codes. The full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes. Indirect costs are associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

Cost Assignment and Allocation

     SCANA Service costs will be directly assigned, distributed or allocated to Client Entities in the manner prescribed below.

           1. Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly assigned or charged to such Client Entity.

           2. Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed among and charged to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the allocation methods described below.

           3. Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated among and charged to such Client Entities by application of one or more of the allocation methods described below.

Allocation Methods

         The following methods will be applied, as indicated in the Description of Services section that follows, to allocate costs for services of a general nature.

           1. Information Systems Chargeback Rates - Rates for services, including but not limited to Software, Consulting, Mainframe, Midtier and Network Connectivity Services, are based on the costs of labor, materials and Information Services overheads related to the provision of each service. Such rates are applied based on the specific equipment employed and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           2. Margin Revenue Ratio - "Margin" is equal to the excess of sales revenues over the applicable cost of sales, i.e., cost of fuel for generation and gas for resale. The numerator is equal to margin revenues for a specific Client Entity and the denominator is equal to the combined margin revenues of all the applicable Client Entities. This ratio will be evaluated annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

           3. Number of Customers Ratio - A ratio based on the number of retail electric and/or gas customers. This ratio will be determined annually based on the actual number of customers at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           4. Number of Employees Ratio - A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           5. Three-Factor Formula - This formula will be determined annually based on the average of gross property (original cost of plant in service, excluding depreciation), payroll charges (salaries and wages, including overtime, shift premium and holiday pay, but not including pension, benefit and company-paid payroll taxes) and gross revenues during the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           6. Telecommunications Chargeback Rates - Rates for use of telecommunications services other than those encompassed by Information Systems Chargeback Rates are based on the costs of labor, materials, outside services and Telecommunications overheads. Such rates are applied based on the specific equipment employment and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           7. Gas Sales Ratio - A ratio based on the actual number of dekatherms of natural gas sold by the applicable gas distribution or marketing operations. This ratio will be determined annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

Description of Services

     A description of each of the services performed by SCANA Service, which may be modified from time to time, is presented below. As discussed above, where identifiable, costs will be directly assigned or distributed to Client Entities. For costs accumulated in Account Codes which are for services of a general nature that cannot be directly assigned or distributed, the method or methods of allocation are also set forth. Substitution or changes may be made in the methods of allocation hereinafter specified, as may be appropriate, and will be provided to state regulatory agencies and to each affected Client Entity.

     1. Information Systems Services - Provides electronic data processing services. Costs of a general nature are allocated using the Information Systems Chargeback Rates.

     2. Customer Services - Provides billing, mailing, remittance processing, call center and customer communication services for electric and gas customers. Costs of a general nature are allocated using the Margin Revenue Ratio.

     3. Marketing and Sales - Establishing strategies, provides oversight for marketing, sales and branding of utility and related services and conducts marketing and sales programs. Costs of a general nature are allocated using the Number of Customers Ratio.

     4. Employee Services - Includes Human Resources which establishes and administers policies and oversees compliance with regulations in the areas of employment, compensation and benefits, processes payroll and administers corporate training. Also includes employee communications, facilities management and mail services. Costs of a general nature are allocated using the Number of Employees Ratio.

     5. Corporate Compliance - Oversees compliance with all laws, regulations and policies applicable to all of SCANA Corporation's businesses and directs compliance training. Costs of general nature are allocated using the Number of Employees Ratio.

     6. Purchasing - Provides procurement services. Costs of a general nature are allocated using the Three-Factor Formula.

     7. Financial Services - Provides treasury, accounting, tax, financial planning, rate and auditing services services. Costs of a general nature are allocated using the Three-Factor Formula.

     8. Risk Management - Provides insurance, claims, security, environmental and safety services. Costs of a general nature are allocated using the Three-Factor Formula.

     9. Public Affairs - Maintains relationships with government policy makers, conducts lobbying activities and provides community relations functions. Costs of a general nature are allocated using the Three-Factor Formula.

     10. Legal Services - Provides various legal services and general legal oversight; handles claims. Costs of a general nature are allocated using the Three-Factor Formula.

     11. Investor Relations - Maintains relationships with the financial community and provides shareholder services. Costs of a general nature are allocated using the Three-Factor Formula.

     12. Telecommunications - Provides telecommunications services, primarily the use of telephone equipment. Costs are allocated using the Telecommunications Chargeback Rates.

     13. Gas Supply and Capacity Management - Provides gas supply and capacity management services. Costs of a general nature are allocated using the Gas Sales Ratio.

     14. Strategic Planning - Develops corporate strategies and business plans. Costs of a general nature are allocated using the Three-Factor Formula.

     15. Executive - Provides executive and general administrative services. Costs of a general nature are allocated using the Three-Factor Formula.

                                   EXHIBIT II

                         FORM OF INITIAL SERVICE REQUEST

     The undersigned requests all of the services listed in Exhibit I from SCANA Service Company, except for _______________________________________. The services requested hereunder shall commence on _____________ and be provided through ________________.

                                          [Subsidiary]


                             By:       ______________________________
                                       Name:
                                       Title:


                                                 EXHIBIT C-2

                                            SCANA Service Company
                                           Policies and Procedures

     SCANA Service Company ("SCANA Service") will provide administrative, management and other services to the subsidiaries and business units within SCANA Corporation ("Client Entities") in accordance with the terms of Service Agreements. SCANA Service will provide the necessary accounting and procedural infrastructure to support the administration of the Service Agreements in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") as promulgated in the Public Utility Holding Company Act of 1935 (the "1935 Act").

Service Requests and Agreements

     SCANA Service and each Client Entity will enter into a Service Agreement that will set forth, in general terms, the services to be performed by each organization in SCANA Service directly for or on behalf of each Client Entity. Pursuant to the Service Agreement, SCANA Service and each Client Entity will prepare Service Request forms designed to provide guidance as to the service expectations of the parties thereto. The Service Request forms will be reviewed annually, or more often if necessary. The Service Agreements will be approved by authorized representatives of SCANA Service and the management of each Client Entity.

Service Requests will typically contain the following information:

1. Type and Scope of Services
2. Any Cost Parameters
3. Payment Terms
4. Applicable Contingencies

Accounting System

     SCANA Service will maintain an accounting system that provides the ability to assign costs to the category of service to which they relate. The system also enables the costs of services to be charged directly to the Client Entity for which they were performed or, when appropriate, accumulated in such a manner that they can be distributed or allocated to two or more Client Entities using an approved methodology. The system will also generate all necessary Client Entity billing information.

     The system is based on the use of codes to assign charges to the applicable Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The Account Numbers conform to the System of Accounts for Mutual Service Companies prescribed by the 1935 Act, as modified to include additional account numbers from the Federal Energy Regulatory Commission's Uniform System of Accounts to provide for the accumulation of costs of certain utility operating activities. The Account Codes facilitate the tracking of the cost of each service by its component costs, such as labor, materials and outside services, and provide the ability to break the costs of services down by amounts directly charged to specific Client Entities and amounts allocated.

     Labor and labor-related costs will likely be the most significant costs that the SCANA Service incurs. Accordingly, SCANA Service will maintain a time-entry subsystem that enables SCANA Service employees to accurately assign hours worked to the appropriate Account Codes. All SCANA Service employees will prepare standard timesheets or similar records that indicate the purpose of each hour worked. The employee's supervisor will approve timesheets. Information from the timesheets will be entered into the time-entry subsystem no later than the last pay period to which it relates. Charges for labor will be made at each employee's effective hourly rate and will include the cost of pensions, other employee benefits and payroll taxes.

     An initial training session for employees will occur in the beginning of March and will be conducted by accounting professionals to ensure understanding of the new coding procedures. All employees (both from SCANA Service and Client Entities) who code time and expenses will be included in this training. Ongoing support and follow-up will be provided through the same accounting professionals conducting the initial training. Moreover, additional training will be provided during the May time frame to ensure understanding of coding impact upon the system's financial statements as well as to provide instruction regarding the proper analysis of charges.

     All other accounting subsystems, including accounts payable processing, will be designed to support the use of the necessary Account Codes. In all cases, the SCANA Service will retain the applicable underlying source documents that indicate the nature and purpose of the costs incurred.

     To the extent practicable, SCANA Service employees will assign costs directly to the Account Codes associated with the services rendered. However, the full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes, which cannot be associated with specific services. Indirect costs will be associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

     SCANA Service costs will be directly charged, distributed or allocated to Client Entities in the manner prescribed below.

      1. Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly charged to such Client Entity.

      2. Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the approved allocation methods.

      3. Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated to such Client Entities by application of one or more approved allocation methods.

Billing

     Monthly, SCANA Service will prepare and submit a bill to each Client Entity for services rendered. At a minimum, the bill will itemize the cost of each service charged to the Client Entity. The bill will be rendered by the 25th of the following month with payment due 30 days thereafter.

     The management of each Client Entity is responsible for reviewing the bill from SCANA Service to determine the accuracy and appropriateness of the charges.

     The accounting system contains the detailed transactions supporting the services billed. Using the system, SCANA Service will assist the Client Entities, as necessary, with the review and validation of charges. Any adjustments required will be made in the subsequent month. SCANA Service will put in place processes and applicable systems designed to provide information to Client Entities regarding services provided and related costs. The information should enable the Client Entities to determine if they have been billed consistent with the terms of the Service Agreements.

Accounting Department Responsibilities

     The SCANA Service Accounting Department will be responsible for administering, monitoring and maintaining the processes by which SCANA Service costs are accumulated and billed to client entities. In connection with this responsibility, the Accounting Department will:

    1.   Coordinate the preparation of Service Requests

    2.   Control the establishment and use of SCANA Service Account Codes

    3. Review and evaluate the reasonableness of monthly bills to each Client Entity

    4.   Assist Client Entities with the review and validation of charges

     The Accounting Department will update all allocations used by the SCANA Service annually, or more often as conditions warrant, and maintain all documentation supporting the calculations. The Accounting Department will ensure the allocation methods are appropriate for the type of cost incurred, have been approved by the SEC and are consistent with applicable orders of state utility commissions.

Dispute Resolution

     In the event disputes arise between the SCANA Service and the Client Entity over amounts billed, the Accounting Department and representatives of the Client Entity will attempt to resolve the issues. If necessary, the Chief Financial Officer will mediate. Unresolved disputes will be referred to Senior Management for final disposition.

Internal Review

     The Audit Services Department will conduct periodic audits of the SCANA Service administration and accounting processes. The audits will include examinations of Service Agreements, accounting systems, source documents, allocation methods and billings to determine if services are authorized and properly accounted for. In addition, Service Request and Agreement policies, operating procedures and controls will be evaluated annually.

Evaluation and Measurement

     In order to encourage the efficient and cost competitive provision of services, SCANA Service will establish appropriate benchmarking measures and a customer review process. The customer review process will allow for input from the Client Entities as to the volume and value of the products and services provided by SCANA Service. This review will be part of the annual budget development process and the completion of the Service Requests and Agreements.


                      ANNUAL REPORT OF SCANA Services, Inc.
                              ---------------------

           Annual Statement of Compensation for Use of Capital Billed


                  NA

                      ANNUAL REPORT OF SCANA Services, Inc.


                                Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                      SCANA Services, Inc.
                             ---------------------------------------------------
                                            (Name of Reporting Company)

                    By:                        s/Mark R. Cannon
                             --------------------------------------------
                                           (Signature of Signing Officer)

                                               Controller
                             ---------------------------------------------------
                                 (Printed Name and Title of Signing Officer)

Date:     April 29, 2002
     ------------------------------------------------